Aldel Financial Inc.

105 S. Maple Street

Itasca, Illinois 60143

March 18, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Aldel Financial Inc.
Registration Statement on Form S-1
File No. 333-253166

Ladies and Gentleman:

On March 17, 2021, Aldel Financial Inc. requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. on Thursday, March 18, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Giovanni Caruso, Esq. of Loeb & Loeb LLP, at (212) 407-4866.

Sincerely,

/s/ Robert I. Kauffman
Robert I. Kauffman
Chief Executive Officer